SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of 08/04/2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Telent PLC ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



Press enquiries

Charles Cook  tel: +44 (0) 20 7861 3928; mobile: +44 (0) 7710 910 563;

email: ccook@bell-pottinger.co.uk

Geoff Callow  tel: +44 (0) 20 7861 3877; mobile: +44 (0) 7740 168 319;

email: gcallow@bell-pottinger.co.uk


             COURT MEETING AND EXTRAORDINARY GENERAL MEETING RESULTS

London - 4 August 2006 - telent plc (LSE: TLNT) (the "Company") today announces that at the meeting convened by the Court and held earlier today, on 4 August 2006, (the "Court Meeting") to vote on the proposed scheme of arrangement (the "Scheme") between the Company and the holders of Independent Scheme Shares (as defined in the circular to shareholders dated 26 June 2006 (the "Circular")), the resolution was not passed by the requisite majority on a poll and the Scheme has lapsed. The Board believed the Scheme offered attractive value to shareholders and, therefore, regrets this result.

The Board will continue to implement its business plan to position the Company as a leading Communications Services business focused on the telecommunications and enterprise markets in the UK and Germany and is confident that it has the strategy to grow the business successfully. The results for the first 6 months will be presented in November 2006.

The voting of those members who cast votes either in person or by proxy at the Court Meeting is summarised below:

Res'n    Description                  For                   Against
                                      Votes             %   Votes            %

     1   To approve the Scheme         21,712,518   59.56   14,743,670   40.44

In addition, the Company announces the results of the poll taken at the Extraordinary General Meeting (the "EGM"), also held earlier today, in respect of the resolution set out in the notice in Part Eleven of the Circular. The voting of those members who cast votes either in person or by proxy at the EGM is summarised below:

Res'n   Description        For                  Against              With-held
                           Votes            %   Votes            %   Votes

    1   Special Resolution 20,995,339   58.74   14,748,455   41.26     445,172
        for the purpose of
        giving effect to
        the Scheme of
        Arrangement dated
        26 June 2006, to
        reduce the
        Company's share
        capital and amend
        the Company's
        articles of
        association

In total 6 shareholders holding, in aggregate, 120,443 shares attended the Court Meeting in person, and 6 shareholders holding, in aggregate, 120,443 shares attended the EGM in person. The Company's issued share capital as at 4 August 2006 is 61,564,984 shares. The definitions used in this announcement have the same meaning as in the Circular, unless the context requires otherwise.

As a result, it will not now be necessary for Warrantholders to vote on the Warrantholder Resolution at the adjourned Warrantholders' Meeting on 7 August 2006.

ENDS



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 04/08/2006